January 15, 2021

VIA EDGAR

Re:	Patria Investments Limited
Registration Statement on Form F-1
File No. 333-251823

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Julie Griffith

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the proposed public offering of Class A common shares of Patria Investments Limited (the “Company”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on January 21, 2021, or as soon as possible thereafter, or at such other time as the Company or its outside counsel, Davis Polk & Wardwell LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we, as Representatives of the several underwriters, anticipate that approximately 4,000 copies of the preliminary prospectus dated January 14, 2021 included in the above-referenced Registration Statement have been or will be sent to underwriters, dealers, institutions, investors and others.

The undersigned, as Representatives of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
BOFA SECURITIES, INC.
CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the Several Underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ Drummond Rice
Name: Drummond Rice
Title: Executive Director

By: BofA Securities, Inc.

By:	/s/ Michael Wise
Name: Michael Wise
Title: Managing Director

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Christopher Eby
Name: Christopher Eby
Title: Managing Director

[Signature Page to Acceleration Request]